Exhibit 99

THE NEWALLIANCE BANK
401(K) PLAN

Financial Statements as of
December 31, 2012 and 2011
and
Supplemental Schedule
Together with
Report of Independent Registered
Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Benefits Committee of
First Niagara Financial Group, Inc.:

We have audited the accompanying statements of net assets in liquidation available for benefits of the NewAlliance Bank 401(k) Plan (the Plan) as of December 31, 2012, and 2011, and the related statements of changes in net assets in liquidation available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets in liquidation available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Bonadio & Co., LLP
Bonadio & Co., LLP

June 27, 2013
Williamsville, NY

THE NEWALLIANCE BANK 401(k) PLAN

STATEMENTS OF NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS
DECEMBER 31, 2012 AND 2011
(in thousands)

	2012	2011
ASSETS

INVESTMENTS, at fair value:
Cash and cash equivalents	$1	$10,497
Mutual funds	251	27,704
Registered investment company	—	3,789

Total investments	252	41,990

NOTES RECEIVABLE FROM PARTICIPANTS	—	616

Total assets	252	42,606

LIABILITIES

ACCRUED EXPENSES	—	20

NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS	$252	$42,586

THE NEWALLIANCE BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(in thousands)

	2012	2011
ADDITIONS:
Employee contributions	$—	$1,763
Employer contributions	—	15
ESOP transfers into the Plan	2	3,246
Net appreciation in fair value of investments,
including gains and losses on sales	3,000	—
Interest and dividend income	268	452
Interest on notes receivable from participants	13	35

Total additions	3,283	5,511

DEDUCTIONS:
Distributions to participants	45,269	12,245
Net depreciation in fair value of investments,
including gains and losses on sales	—	2,363
Transfer of notes receivable from participants to
First Niagara Financial Group 401k Plan	221	—
Administrative expenses	127	186

Total deductions	45,617	14,794

CHANGE IN NET ASSETS	(42,334)	(9,283)

NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS -
beginning of year	42,586	51,869

NET ASSETS IN LIQUIDATION AVAILABLE FOR BENEFITS -
end of year	$252	42,586

THE NEWALLIANCE BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1.    DESCRIPTION OF THE PLAN

The following description of The NewAlliance Bank 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Termination
On April 15, 2011 (the Merger Date), NewAlliance Bancshares, Inc. (the Company), the holding company of NewAlliance Bank (the Bank), was acquired by First Niagara Financial Group, Inc. (First Niagara) and immediately preceding this date, the Plan was terminated. No new participants shall enter the Plan, and the assets of the Plan shall be distributed to Plan participants upon receipt of a favorable IRS determination letter. The Plan received a favorable determination letter on July 19, 2012, allowing participants to take distributions and the Plan to terminate.

General
The Plan is a defined contribution plan covering eligible employees of the Bank, which is a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All administrative expenses of the Plan are paid by the Plan unless otherwise paid by First Niagara.

Eligibility and Employee Contributions
Prior to the Merger Date, an employee who had been employed by the Bank for three months and was at least 20-1/2 years old was eligible to participate in the Plan. A participant could elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (IRS) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants could enter the Plan on the first day of any month following the month in which they met the eligibility requirements.

Employer Contributions
Prior to the Merger Date, an employee who had been employed by the Bank for one year and was at least 20-1/2 years old was eligible to receive matching contributions beginning the quarter after the one-year anniversary of service. Employer matching contributions were made to The NewAlliance Bancshares, Inc. Employee Stock Ownership Plan (ESOP) in the form of common shares of the Bank. Effective January 1, 2009 the Company adopted a safe harbor amendment providing for annual safe harbor matching contributions made to the ESOP equal to $1.00 for each $1.00 of a participant's contribution, up to 3% of a participant's compensation, plus an additional matching contribution of $0.50 for each $1.00 contribution that exceeded 3% of the participant's compensation up to and including 5% of a participant's compensation. This equated to a maximum available matching contribution of 4%.

Forfeitures
Forfeitures available to reduce matching contributions, discretionary profit sharing contributions or pay expenses of Plan administration amounted to $80 and $13,559 at December 31, 2012 and 2011, respectively. For the year ended December 31, 2012, $14,365 of the forfeiture reserve balance was used for Plan expenses.

1.    DESCRIPTION OF THE PLAN (Continued)

Participant Accounts
Prior to the Plan's termination, each participant's account was credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investment of their accounts into one of several investment options. Plan participants were allowed to diversify their ESOP assets by transferring those assets into their individual 401(k) accounts utilizing the investment options available in the Plan.

Vesting
As of the Merger Date, all participants became fully vested in their entire account balances.

Payment of Benefits
Prior to the Merger Date, a participant was able to apply to the Plan to withdraw amounts from their account if they were over 59-1/2 years old and (i) their account had accumulated for at least 2 years or (ii) they had been a participant in the Plan for at least 5 years. In addition, a participant was able to apply for a withdrawal in the event of hardship, as defined in the Plan. All hardship withdrawals were subject to the approval of the Plan Administrator and must meet the hardship requirements as defined by the IRS.

If a participant does not elect to have a mandatory distribution of benefits greater than $1,000 and less than $5,000 paid directly to an eligible retirement plan specified by the participant in a direct rollover or to receive the distribution directly, then the Plan Administrator will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan Administrator.

Participants in the Plan who were terminated prior to January 1, 2011 were able to elect to receive a distribution of their account balance provided their request was submitted timely. Participants with current installment distributions in pay status prior to the Merger Date will continue to be paid until the Plan receives a favorable IRS determination letter, at which time the remaining balance will be paid in a lump sum. Distributions for all other participants were subject to the guidelines of the Merger Agreement.

Notes Receivable from Participants
Prior to the Merger Date, participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance. The loans are collateralized by the participant's vested account balance and generally bear a fixed interest rate based on the current prime interest rate as of the loan origination date. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document. Participants that were not retained as employees of First Niagara immediately following the merger were required to repay their outstanding loans within 90 days from the date their employment ended with the Bank. If the balance was not repaid within this time frame, the loan was deemed a distribution of the Plan and became taxable to the participant. During the Plan year ended December 31, 2012, notes receivable from participants in the amount of $221,000 were transferred to the First Niagara Financial Group 401(k) Plan. These transferred notes receivable are payable from employees that were retained as employees of First Niagara.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. As a result of the Plan's termination, as described in Note 1, the Plan changed its basis of accounting from the ongoing plan basis to the liquidation basis for periods after December 31, 2010. The liquidation basis of accounting presents assets at amounts expected to be realized in liquidation and liabilities at amounts expected to be paid. At December 31, 2012 and 2011, there were no material differences between amounts presented on the liquidation basis and those that would have been presented on the ongoing plan basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Plan considers all highly liquid investments purchased with maturity dates of three months or less to be cash equivalents.

Investment Valuation and Income Recognition
The Plan's assets are invested in various investments through Wells Fargo Bank. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits
Benefit payments to participants are recorded when paid.

Concentration of Credit Risk
The Plan maintains its cash balances with a third party which may at times exceed federally insured limits. The Plan has not experienced any losses in such accounts. The Plan Administrator believes the Plan is not exposed to any significant credit risk on cash and cash equivalents.

Risks and Uncertainties
The Plan's assets include various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to the value of such investments, changes in the values of investments will occur and such changes could materially affect the amounts reported in the accompanying financial statements.

3.     CONVERSION OF STOCK UNDER MERGER AGREEMENT

Under the terms of the Merger Agreement, each outstanding share of the Company's stock was converted into the right to receive either 1.10 shares of common stock of First Niagara, or $14.28 in cash, or a combination thereof. Based on the final election results and applying the adjustment, election and allocation procedures set forth in the Merger Agreement, the Company's stockholders received the following consideration:

•Stockholders who made valid elections to receive stock consideration received stock consideration for 100% of their shares subject to such election;
•Stockholders who made valid elections to receive cash consideration received cash consideration for 100% of their shares subject to such election;
•Stockholders who made no election or failed to make a valid election, received cash consideration for 85.5% of their shares and stock consideration for the remaining 14.5% of their shares.

4.    FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Current accounting guidance establishes a fair value hierarchy based on the transparency of inputs participants use to price an asset or liability. The fair value hierarchy prioritizes these inputs into the following three levels:

•Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that are available at the measurement date.

•Level 2 Inputs - Inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.), or inputs that are derived principally from or corroborated by market data by correlation or other means.

•Level 3 Inputs - Unobservable inputs for determining the fair value of the asset or liability and are based on the entity's own assumptions about the assumptions that market participants would use to price the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe our valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at each measurement date.

The following tables summarize the Plan's assets measured at fair value on a recurring basis at December 31, 2012 and 2011. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

4.    FAIR VALUE MEASUREMENTS (Continued)

	Level 1	Level 2	Level 3	Total

December 31, 2012
in thousands

Cash and cash equivalents
Mutual funds:	$1	$—	$—	$1
Equity - Mid Cap	251	—	—	251

	$252	$—	$—	$252

	Level 1	Level 2	Level 3	Total

December 31, 2011
in thousands

Cash and cash equivalents	$10,497	$—	$—	$10,497
Mutual funds:
Bonds	2,885	—	—	2,885
Equity -		—	—
Large Cap	4,776	—	—	4,776
Mid Cap	14,223	—	—	14,223
Small Cap	1,949	—	—	1,949
International	2,582	—	—	2,582
Real Estate	1,289	—	—	1,289
Registered investment company:		—	—
First Niagara stock fund	3,789	—	—	3,789

	$41,990	$—	$—	$41,990

The Plan did not have any assets measured at fair value on a recurring basis for which the Company utilized Level 3 inputs to determine fair value, and there were no assets measured at fair value on a non-recurring basis at December 31, 2012 and 2011. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Level 1 or Level 2.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Cash and cash equivalents includes money market funds. Money market funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year end.

The shares of mutual funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end.

The registered investment company consists of The First Niagara Financial Group, Inc. Stock Fund. This fund consists of First Niagara common stock and a short-term cash component, which provides liquidity for daily trading. First Niagara common stock is valued at the quoted market price from a national securities exchange and the short-term cash investments are valued at cost, which approximates fair value.

5.    INVESTMENTS

At December 31, 2012 and 2011, the fair value of investments that represent 5% or more of the Plan's net assets were as follows:

		2012	2011
in thousands

Bank of America Cash Reserves Fund	$	*	$10,473
Dreyfus Bond Market Index Fund		*	2,885
Franklin Templeton Conservative Target Fund		*	4,776
Goldman Sachs Mid Cap Value Fund		*	2,163
Invesco Van Kampen Mid Cap Growth Fund		*	2,315
Vanguard 500 Index Fund		251	9,745
American Europacific Growth Fund		*	2,582
First Niagara Financial Group, Inc. Stock Fund		*	3,789

* Indicates investment does not represent 5% or more of the Plan's net assets at December 31, 2012.

Net appreciation (depreciation) in fair value of investments, including realized gains and losses on investments sold during the year ended December 31, was as follows:

	2012	2011
in thousands

Common collective trust	$—	$50
Registered investment company	(132)	(1,737)
Mutual funds	3,132	(676)

	$3,000	$(2,363)

6.    PARTY-IN-INTEREST TRANSACTIONS

Investment product review and recommendations are provided by USI Securities, Inc., who is a related party to USI Consulting Group, Inc., the record keeper as defined by the Plan and, therefore, transactions with USI Securities, Inc. qualify as party-in-interest transactions.

An investment option available in the Plan was the NewAlliance Bank Certificate of Deposit Fund, which included a certificate of deposit issued by NewAlliance Bank, the Plan Sponsor. This investment was liquidated during the Plan year ended December 31, 2011 and the assets transferred to other Plan options.

The First Niagara Financial Group, Inc. Stock Fund includes shares of common stock issued by First Niagara Financial Group, Inc.

Wells Fargo Bank, N.A. is the custodian of Plan assets; therefore, transactions with Wells Fargo qualify as party-in-interest transactions.

7.    INCOME TAXES

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is generally no longer subject to U.S. federal tax examinations for years before 2009.

THE NEWALLIANCE BANK 401(k) PLAN			Schedule I

EIN 06-0469580
SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012
(In thousands)

(a)	(b)	(c)	(d)
	Issuer	Description of Investment	Fair Value

		CASH AND CASH EQUIVALENTS:
	Bank of America	Cash Reserves Fund	$1

		MUTUAL FUNDS:
	Vanguard	500 Index Fund	$251

			$252